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                              June 25, 2021

       Eido Gal
       Chief Executive Officer
       Riskified Ltd.
       220 5th Avenue, 2nd Floor
       New York, NY 10001

                                                        Re: Riskified Ltd.
                                                            Amendment No. 2 to
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted June 15,
2021
                                                            CIK No. 0001851112

       Dear Mr. Gal:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement on Form F-1 submitted June 15, 2021

       Merchant Testimonials, page 125

   1.                                                   Please provide
supplemental support for each claim that you make in this section about your performance. To
the extent that you cannot provide supplemental support for these statements, please
remove the statements or describe them as management's or a third party's belief. In
addition, if any third party was compensated or received a discount for an endorsement or
testimonial, please disclose the fact.
 Eido Gal
FirstName  LastNameEido Gal
Riskified Ltd.
Comapany
June       NameRiskified Ltd.
     25, 2021
June 25,
Page 2 2021 Page 2
FirstName LastName
General

2.       Your Exhibit Index includes a notation that certain provisions of exhibit 4.3 have been
         redacted pursuant to Regulation S-K, Item 601(a)(6). If true, please revise exhibit 4.3 to include a prominent statement on the first page that certain identified information has been excluded from the exhibit because it is both not material and is the type of information that you treat as private or confidential. Refer to Item 601(b)(2)(ii) of
         Regulation S-K.
       Please contact Cara Wirth at (202) 551-7127 or Jacqueline Kaufman at
(202) 551-3797
with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services
cc:      Marc D. Jaffe